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JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

June 16, 2010
VIA EDGAR

Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Brion Thompson, Esq.

Re:	UBS Master Series, Inc. (the “Registrant”)
File Nos. 33-2524, 811-4448

Dear Mr. Thompson:

This letter responds to comments that you provided to Julien Bourgeois and Stephen Cohen of Dechert LLP in a telephonic discussion on June 10, 2010, with respect to Post-Effective Amendment No. 55 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on April 26, 2010. We have reproduced your comments below, followed by the Registrant’s responses.

Prospectus

1.	Comment: Please confirm whether UBS Money Market Fund (the “fund”), the sole series of the Registrant, has an “exchange ticker symbol.” If the fund has an exchange ticker symbol, please include it on the front cover of the Prospectus in accordance with Item 1(a)(2) of Form N-1A.
Response: The Registrant confirms that the fund does not have an exchange ticker symbol.

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2.
Comment:    In the last sentence of the second paragraph under the section titled “Example” on page 2 of the Prospectus, please remove the phrase “except for the period when the fund’s expenses are lower due to its fee waiver/expense reimbursement agreement with UBS Global AM.”

Response: The Registrant has made the requested change.

3.	Comment: Under the heading “Tax information” on page 6 of the Prospectus, please revise the disclosure to explain that the investors in tax-deferred arrangements may pay taxes in the future.

Response: The Registrant has incorporated the comment and revised the disclosure to read as follows:

The dividends and distributions you receive from the fund are taxable and will generally be taxed as ordinary income, capital gains or some combination of both. If you hold shares through a tax-exempt account or plan, such as an individual retirement account or 401(k) plan, dividends and distributions on your shares generally will not be subject to tax before distributions are made to you from the account or plan.

4.
Comment:    In the last paragraph under the section titled “Buying shares” and the fourth paragraph under the section titled “Selling shares” on page 14 of the Prospectus, the SEC staff notes that UBS Financial Services Inc. currently charges a$5.25 fee for processing purchases and redemptions of fund shares. Please consider whether the fee imposed by UBS Financial Services Inc. should be considered a “Maximum Account Fee,” which would need to be disclosed in the fund’s fee table pursuant to Item 3 of Form N-1A.

Response:    The foregoing fee only applies to shareholders who purchase shares through UBS Financial Services Inc. As indicated under the section titled “Transfer agent” on page 15 of the Prospectus, investors also may purchase shares directly through the fund’s transfer agent. In that case, the foregoing fee would not apply. In addition, investors may be able to purchase shares through other financial institutions as indicated under the section titled “Buying shares” under the subheading “Minimum investments:” on page 14 of the Prospectus, in which case they are subject to different fees (or no such fees). Instruction 2(d) of Item 3 of Form N-1A states that a fund is required to disclose account fees that may be charged to a typical investor in the fund, and fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. Accordingly, the Registrant believes that the fee should not be considered a

“Maximum Account Fee,” which needs to be disclosed in the fund’s fee table. Also, the fee is not imposed by the Registrant; it is imposed by a selected dealer, which may waive or reduce the amount of the fee depending upon the type of client brokerage account or other factors beyond the Registrant’s control.

Comment on the Statement of Additional Information (“SAI”)

5.
Comment:    In the last column of the table under the section titled “Organization of the Corporation; directors and officers; principal holders and management ownership of securities” beginning on page 14 of the SAI, please confirm that the disclosure providing the directors’ other directorships includes all applicable directorships currently held as well as those during the past five years in accordance with the new requirements of Item 17(b)(3)(iii) of Form N-1A.

Response:    The Registrant discloses all of the directors’ current directorships in the table in accordance with Item 17(a)(1) of Form N-1A. In order the comply with the new requirements of Item 17(b)(3)(iii) of Form N-1A, the Registrant discloses the directors’ other directorships that have been held during the past five years (but that no longer are held by the directors) in the last paragraph of the section titled “Leadership structure and qualifications of board of directors” on page 23 of the SAI.

General Comment

6.
Comment:    Please confirm that the Registrant is aware of, and complies with, the amendment to Rule 2a-7 of the Investment Company Act of 1940 (“1940 Act”) and other rules relating to money market funds recently adopted by the U.S. Securities and Exchange Commission (“Commission”) in Investment Company Act Release No. 29132 (Feb. 23, 2010) (the “Amendments”) and that it will update its registration statement to incorporate appropriate related disclosure changes.

Response:    The Registrant confirms that it is aware of the Amendments and will comply with them by the applicable compliance dates. The Registrant will incorporate appropriate related disclosure changes in the Prospectus and SAI in order to reflect the Amendments. The Registrant also notes that, on May 28, 2010, it supplemented its currently effective registration statement pursuant to Rule 497(e) of the 1933 Act (Accession No. 0001209286-10-000262) in order to begin reflecting the Amendments.

7.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

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•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

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Should you have any questions or comments, please contact the undersigned at 202.261.3451.
Sincerely,
/s/ Julien Bourgeois
Julien Bourgeois

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Master Series, Inc.
Jack W. Murphy – Dechert LLP

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